UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-40924

ALGOMA STEEL GROUP INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

105 West Street

Sault Ste. Marie, Ontario

P6A 7B4, Canada

(705) 945-2351

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2022, included as Exhibit 99.1 of this Form 6-K, the Registrant’s Consolidated Financial Statements as at March 31, 2022 and 2021 and for the years ended March 31, 2022, 2021 and 2020, included as Exhibit 99.2 of this Form 6-K, and the Consent of Deloitte LLP included as Exhibit 99.3 of this Form 6-K, furnished to the Commission on June 14, 2022, are incorporated by reference into the Registration Statement on Form S-8 (Commission File No. 333-264063) of the Registrant, Algoma Steel Group Inc.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended March 31, 2022

99.2	Consolidated Financial Statements as at March 31, 2022 and 2021 and for the years ended March 31, 2022, 2021 and 2020

99.3	Consent of Deloitte LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Algoma Steel Group Inc.

Date: June 14, 2022	By:	/s/ John Naccarato
Name: John Naccarato
Title: Vice President Strategy and General Counsel